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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of September, 2003                Commission File Number:  0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [ ]                               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes [ ]    Assigned    File No.  ____________ No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

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Forward-Looking Statements - Certain statements included in this report and exhibits are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. Such forward-looking statements involve inherent risks and uncertainties and other factors that may cause the actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those currently anticipated are described in the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.

         The Company is required under Canadian law (National Instrument 43-101) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining Metallurgy and Petroleum Standards on Mineral Resources and Reserves - Definitions and Guidelines. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States by the Securities and Exchange Commission (the "SEC").

         The CIM definitions of proven and probable reserves are substantially in accordance with the definitions of proven and probable reserves as set out Industry Guide No. 7 under the U.S. Securities Act of 1933, as amended. In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources if such resources are material to the company. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under the standards in the United States. As such, the information contained in the technical report (and in particular sections entitled "Reserves" and "Resources"), attached as an exhibit hereto, concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

         This report on Form 6-K, dated October 3, 2003, is specifically incorporated by reference into North American Palladium's Registration Statement on Form S-8, filed on July 2001.

Maps and illustrations not included in the technical report, attached as Exhibit 1, can be viewed by accessing the Company's documents posted on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NORTH AMERICAN PALLADIUM LTD.

          October 3, 2003                             /s/ Mary Batoff
Date:  ___________________________           By:  ______________________________
                                                          Mary Batoff

                                             Title:  Secretary





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                                  EXHIBIT INDEX

Exhibit                 Description of Exhibit

   1 Technical Report prepared in accordance with Canadian National Instrument 43-101 dated September 12, 2003


   2                    Consent of Author dated September 18, 2003